ITEM 77C

Flaherty & Crumrine Total Return Fund Incorporated

Meeting of Shareholders

On April 20, 2016, the Fund held its Annual Meeting of
Shareholders for the purpose of electing Directors of the Fund.
The proposal was approved by the shareholders and the results of the voting are as follows:

Name                       For            Withheld
R. Eric Chadwick     7,589,846.130        372,213

Robert F. Wulf       7,600,267.130        361,792


Ms. Karen Hogan and Messrs. David Gale and Morgan Gust continue to serve in their capacities as Directors of the Fund.